Contact

www.linkedin.com/in/beth-wozniak-b4a4a04 (LinkedIn)

Top Skills

Six Sigma
Manufacturing
Cross-functional Team Leadership

Beth Wozniak

Chair and Chief Executive Officer at nVent
Greater Minneapolis-St. Paul Area

Summary

Beth Wozniak is the Chair and Chief Executive Officer at nVent a ~$3.8B electrical company. With more than 11,000 employees worldwide, nVent is focused on building a more sustainable and electrified world. In 2023, Wozniak was honored as the Twin Cities Person of the year, and recognized in 2024 as an E&Y Entrepreneur of the year national finalist. Most recently, Wozniak was named a 2025 Women MAKE award winner by the Manufacturing Institute, recognizing excellence in manufacturing.
Prior to leading the spin of nVent from Pentair plc in 2018, Wozniak was the President of Pentair's Electrical business unit and before that she served as President of Pentair's Flow & Filtration Solutions business unit. Prior to joining Pentair in 2015, Wozniak had a 25 year career at Honeywell, holding several executive leadership positions including President of the Environmental and Combustion Controls business and President of the Sensing and Control business. Through her career at Honeywell she held various executive positions in both the Automation and Control, and Aerospace business units.

Wozniak was named to the Parker Hannifin Board in Sept 2025 and previously served on the Carrier Board from 2021 through 2024. Wozniak is the Chair of the National Electrical Manufacturers Association (NEMA) which the is the leading organization in the electroi-ndustry providing policy leadership, market intelligence and standards for an electric future. She holds a Bachelor of Engineering degree from McMaster University in Hamilton, Ontario, Canada and an MBA from York University in Toronto.

Experience

nVent

Chief Executive Officer
May 2018 - Present (8 years)
Greater Minneapolis-St. Paul Area

nVent is a leading global provider of electrical connection and protection solutions.   We believe our inventive electrical solutions enable safer systems and ensure a more secure world.   We design, manufacture, market, install and service high performance product and solutions that connect and protect some of the world's most sensitive equipment, buildings and critical processes.   We offer a comprehensive range of enclosures, thermal management solutions, and electrical and fastening solutions,

Pentair

2 years 8 months

SVP and President Electrical

January 2017 - April 2018 (1 year 4 months)

Greater Minneapolis-St. Paul Area

President Flow & Filtration Solutions

September 2015 - January 2017 (1 year 5 months)

Greater Minneapolis-St. Paul Area

Honeywell

16 years

President Environmental and Combustion Controls

August 2011 - August 2015 (4 years 1 month)

Greater Minneapolis-St. Paul Area

President Sensing and Control

2006 - August 2011 (5 years)

Greater Minneapolis-St. Paul Area

VP Business Integration - Novar Acquistion

November 2004 - December 2006 (2 years 2 months)

London, United Kingdom

VP Six Sigma/Lean

October 2002 - November 2004 (2 years 2 months)

Greater Minneapolis-St. Paul Area

VP Engineering & Program Management

September 1999 - October 2002 (3 years 2 months)

Phoenix, Arizona Area

Honeywell Aerospace

Director
1990 - 1999 (9 years)

General Manager Montreal

Operations Leader Toronto

Director Engineering Toronto

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Education

McMaster University
Bachelor's degree, Engineering Physics

York University
Master of Business Administration (MBA)